APH:TSX-V, OTCQB:APCSF January 6, 2012

ALDA enters into MoU for product acquisition

Vancouver, BC - ALDA Pharmaceuticals Corp. (APH:TSX-V) (the “Company” or “ALDA”) announces that it has entered into a non-binding Memorandum of Understanding (“MoU”) with a Canadian company to acquire one or more market-ready pharmaceutical products which are registered with the Natural Health Products Directorate of Health Canada (“NHPD”) (“the Acquisition”). A condition precedent to the MoU is that the Company obtain shareholder approval at its upcoming shareholders meeting to consolidate its capital on the basis of 1 new share for 20 old shares.

In the event that the consolidation is approved, the Company intends to negotiate the terms of the Acquisition which will take place in exchange for cash or a number of post-consolidation shares of ALDA or a combination thereof. The number of post- consolidation shares to be issued depends on the proportion of cash used to complete the Acquisition, the price of the shares and the deemed value of the product or products. The Acquisition is also subject to the approval TSX Venture Exchange.

The following products under consideration are to be marketed domestically and internationally.

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A naturally flavoured, stabilized liquid multivitamin formulation containing essential vitamins required for healthy child development by expectant and breast-feeding mothers, infants and children up to 9 years of age.

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An anemia and iron deficiency treatment containing a proprietary haemoglobin-protein complex that is biologically identical to that of human blood. Unlike non-heme iron supplements such as ferrous sulphate, ferrous gluconate and other synthetic products, the target product allows full absorption and bio-availability to humans without the high incidence of gastrointestinal side effects, such as constipation, nausea and abdominal pain and prevents sudden boosts of iron which can overwhelm the body's ability to manage the mineral.

Management and the Directors support the share consolidation and the Acquisition described above as a means for the Company to continue operations with proprietary products that have competitive advantages in domestic and international markets.

Terrance Owen

President & CEO

ALDA Pharmaceuticals Corp.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward- looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

ALDA Pharmaceuticals Corp.

Telephone [604] 521.8300 - Facsimile [604] 521.8322

www.aldacorp.com